Exhibit 99.1

Intellisense Solutions Inc. Secures $3.5 Million Investment Ahead of Medigus Ltd. Share Exchange Agreement

This investment represents a $10 million pre-money valuation for Scoutcam Ltd.

OMER, Israel, November 1, 2019 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that Intellisense Solutions Inc. (OTC: INLL), a Nevada corporation informed Medigus that it has secured commitments for a $3.5 million investment at a pre-money valuation of $10 million for Medigus’ wholly-owned subsidiary, ScoutCam Ltd.

On September 17, 2019, Medigus announced the signing of a securities exchange agreement with Intellisense which will result in Medigus’ wholly-owned subsidiary, ScoutCam Ltd., becoming a wholly-owned subsidiary of Intellisense, in exchange for 60% of the issued and outstanding share capital of Intellisense. In the event that ScoutCam achieves $33 million in aggregate sales within three years of closing, Intellisense will issue Medigus an additional 10% of its issued and outstanding share capital. The closing of the securities exchange agreement is conditioned upon Intellisense securing an investment of at least $3 million based on a company pre-money valuation of $10 million.

By securing the $3.5 million investment, Intellisense has complied with a significant closing condition, bringing Intellisense and Medigus closer to closing of the securities exchange agreement. The closing of the agreement is subject to further closing conditions.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the securities exchange; expectations regarding the capitalization, resources and ownership structure of Intellisense and ScoutCam following the contemplated completion of the transaction; the adequacy of Intellisense and ScoutCam’s capital to support its future operations and its ability to successfully implement ScoutCam’s business model; the nature, strategy and focus of Intellisense and ScoutCam; and the executive and board structure of Intellisense and ScoutCam. Medigus, Intellisense and/or ScoutCam may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com